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Exhibit 12

INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Fiscal Year Ended
	March 2, 2002	March 3, 2001	February 29, 2000	February 28, 1999	February 28, 1998
Earnings from continuing operations before income taxes	$15,313	$39,099	$40,351	$12,266	$36,990
Plus: Fixed charges(1)	33,021	27,174	25,444	25,719	27,154
Less: Capitalized interest	(385)	(542)	(814)	(196)	(8)

Earnings available to cover fixed charges	$47,949	$65,731	$64,981	$37,789	$64,136

Ratio of earnings to fixed charges	1.45	2.42	2.55	1.47	2.36

(1)
Fixed charges consist of the following:

	Fiscal Year Ended
	March 2, 2002	March 3, 2001	February 29, 2000	February 28, 1999	February 28, 1998
Interest expense, gross	$22,980	$18,269	$16,397	$16,519	$17,651
Rentals (interest factor)	10,041	8,905	9,047	9,200	9,503

Total fixed charges	$33,021	$27,174	$25,444	$25,719	$27,154

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  Exhibit 12